Exhibit 99.1
Baidu to Invest in UiTV, and
UiTV to Operate Baidu Internet TV Channel
BEIJING, September 28, 2008 — Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced that it has entered into agreements with UiTV, operator of the largest Internet television platform in China. Under these agreements, Baidu will contribute assets related to the operation of Baidu Internet TV Channel to UiTV in exchange for an 8.3% stake in UiTV and US$15 million. Following this transaction, Baidu Internet TV Channel will continue to be hosted on movie.baidu.com and it will be operated by UiTV. This channel is not related to video.baidu.com, Baidu’s video search business.
Baidu Internet TV Channel is a website where Internet users can download movies and TV programs. Through cooperation with the majority of China’s online movie and TV service and content providers, including TVB, Enlight Media and many others, Baidu Internet TV Channel has China’s largest database for authorized copy-righted movie and TV program downloads. Baidu Internet TV Channel operates an advertising-based revenue sharing model that allows users to download copy-righted video content for free. Baidu’s independent director, James Ding, is the chairman of UiTV and owns a minority interest in that company.
Xuyang Ren, Baidu’s vice president of marketing and business development said, “This transaction will help UiTV become even more competitive in the Internet television market thanks to the expanded exposure and influence of this collaborative platform. It also offers Baidu the opportunity to benefit from UiTV’s vast future growth potential.” Mr. Ren continued, “Together we can leverage our respective strengths to provide a better online movie and television experience for Chinese Internet users.”
Song Lin, president and chief executive officer of UiTV, added, “Our cooperation with Baidu will establish a strategic relationship that allows both parties to capitalize on UiTV’s strong technical and operational capabilities. We endeavor to provide the best quality experience to Baidu’s Internet TV Channel users and expect the new partnership will create a more effective online advertising platform for our online marketing customers.”
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
About UiTV
Founded in 2003, UiTV is a leading premium content Internet video platform in China, holding predominant market share in terms of coverage, reach and traffic of legitimate content.

UiTV allows content owners to safely distribute their content through its syndication network, enables top tier Chinese Internet media portals and search engines to provide quality online video services to their users at very low cost and helps UiTV’s advertising customers to effectively and intelligently place online video ads. With technical superiority, highly effective operational management and an innovative business model, UiTV holds a superior position in the Chinese Internet video community.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Baidu undertakes no duty to update such information, except as required under applicable law.
Contacts
For investor inquiries please contact:
China
Linda Sun
Baidu.com, Inc.
Tel: (8610) 8262 1188
Email: ir@baidu.com
Helen Plummer
Ogilvy Financial, Beijing
Tel: (8610) 8520 3090
Email: helen.plummer@ogilvy.com
U.S.
Thomas Smith
Ogilvy Financial, New York
Tel: (212) 880 5269
Email: thomas.smith@ogilvypr.com
For media inquiries please contact:
Ceren Wende
Ogilvy Financial, Beijing
Tel: (8610) 8520 6514
Email: ceren.wende@ogilvy.com